Exhibit 99.1

Source:Asia Pacific Wire & Cable
May 05, 2014 16:30

Asia Pacific Wire & Cable Company Reports Full Year 2013 Financial Results

Gross profit was $51.8 million, anincrease of 2.6% from  $50.5 million in FY2012

Cashflows from operations was $20.6 million, up 93.1% from $10.7 millionin FY2012

$62.5 millionincashand cashequivalents at December 31, 2013

Reduced totaldebt outstandingto $43.5 millionat December 31, 2013 from$59.6 millionat December 31, 2012

TAIPEI, Taiwan, May5, 2014 (GLOBE NEWSWIRE) -- Asia Pacific Wire & Cable CorporationLimited (Nasdaq:APWC) ("APWC"or the "Company"), a leadingmanufacturer ofwire and cable products for the telecommunications and electric-power industries inthe Asia-Pacific region, todayannounced the Company's financialresults for the twelve months ended December 31, 2013.

Financial Summary

FY2013 Financial Results
	FY2013	FY2012	CHANGE
Revenues	$460.7 million	$462.3 million	-0.3%
Gross Profit	$51.8 million	$50.5 million	+2.6%
Net Income	$5.8 million	$9.7 million	-39.7%
EPS	$0.42	$0.70	-40.0%
* Earningspersharearebasedon13.8 miionsharesinFY2012 andFY2013

Full Year 2013 Results

Revenues for the twelve months ended December 31, 2013 were $460.7 million, downslightlyfrom$462.3 millioninthe prior period, primarilyattributable to lower sales inits NorthAsia and Thailand markets, partially offset byhigher sales inSingapore.

Gross profit for the 2013 year increased 2.6% to $51.8 millionfrom$50.5 millioninthe year-ago period, representinggross margins of11.2% and 10.9%, respectively. Gross margins were up year over year as a result ofhigher profit margins fromsales inthe Thailand region.

Selling, generaland administrative expenses of$34.6 millionfor the fullyear of2013 were essentiallyflat from the same period a year ago. Operatingincome was $17.2 millioncompared to $20.8 millioninthe fullyear of 2012. Excludingthe non-recurring$3.8 millionnet insurance recoverydue to the floodinginThailand recorded in the fullyear of2012, operatingprofit was up approximately1.7% compared to the prior year.

Net income attributable to APWC shareholders was $5.8 millionfor the fullyear of2013 compared to $9.7 millioninthe correspondingperiod in2012. Net income per basic and diluted share was $0.42 for the period, compared to $0.70 inthe first twelve months of2012. The basic and diluted weighted average shares outstandingwere 13.8 millionfor the fullyear of2012 and 2013.

Financial Condition

As ofDecember 31, 2013, APWC had $62.5 millionincashand cashequivalents, compared to cashand cash equivalents totaling$72.8 millionas ofDecember 31, 2012.

Totalcurrent assets were $302.2 millionat December 31, 2013 compared to $327.9 millionat December 31, 2012. Workingcapitalwas $174.5 millionas ofDecember 31, 2013. As ofDecember 31, 2013, short term bank loans and overdrafts were $43.5 million, downfrom$59.6 millionat December 31, 2012. The Company had no longtermdebt outstandingat December 31, 2013. Shareholders' equityattributable to APWC was $157.2 millionat December 31, 2013 compared to $163.1 millionat December 31, 2012.

APWC generated approximately$20.6 millionofcashfromoperatingactivities duringthe twelve months ended December 31, 2013, animprovement of$9.9 millioncompared to $10.7 millionofcashinflows fromoperations inthe correspondingperiod in2012. The Companyreduced capitalexpenditures to $9.5 millioninthe fullyear of2013 compared to $10.9 millioninthe fullyear of2012.

Business Updates

Witheffect as ofJanuary1, 2013, the Companyconverted its basis ofaccountingprinciples to International FinancialReportingStandards ("IFRS") fromU.S. GAAP. This change was made to alignthe accounting principles ofAPWC withthose ofits principaloperatingsubsidiaries, whichhave used IFRS for some years, and due to the increasingacceptance and usage ofIFRS amongforeignprivate issuers. Accordingly, the financial data reported inthis release and inour recentlyfiled 2013 annualreport are reported inaccordance withIFRS and our 2012 results are restated inaccordance withIFRS, as called for under applicable SEC guidance.

The Companyalso reorganized its reportingsegments alongregionallines, suchthat our three reportingsegments consist now ofthe NorthAsia region, the Thailand regionand the Rest ofthe World ("ROW") region(primarily consistingofSingapore and Australia at this time). This reorganizationofreportingsegments is inaccordance withour current lines ofinternalreportingand our current decision-makingstructure regardingasset allocation and business development. We believe this reorganizationwillprovide to management and to our investors a clearer picture ofthe results ofoperations ofthe Companygoingforward.

About Asia Pacific Wire & Cable Corporation

Asia Pacific Wire & Cable Corporationis principallyengaged inthe manufacture and distributionof telecommunications (copper and fiber optic) and power cable and enameled wire products inthe Asia Pacific region, primarilyinThailand, China, Singapore and Australia. The Companymanufactures and distributes its own wire and cable products and also distributes wire and cable products ("Distributed Products") manufactured by its principalshareholder, Pacific Electric Wire & Cable Company, a Taiwanese company("PEWC"). The Companyalso provides project engineeringservices inthe supply, deliveryand installation("SDI") ofpower cables to certainofits customers. For more informationonthe Company, visit http://www.apwcc.com. Informationonthe Company's Web site or anyother Web site does not constitute a portionofthis release.

Safe Harbor Statement

This release contains certain"forward-lookingstatements"relatingto the Company, its business, and its subsidiarycompanies. These forward lookingstatements are oftenidentified bythe use offorward-looking terminologysuchas "believes", "expects"or similar expressions. Suchforward lookingstatements involve known and unknownrisks and uncertainties that maycause actualresults to be materiallydifferent fromthose described hereinas anticipated, believed, estimated or expected. Investors should not place undue reliance onthese forward-lookingstatements, whichspeak onlyas ofthe date ofthis press release. The Company's actualresults could differ materiallyfromthose anticipated inthese forward-lookingstatements as a result ofa varietyof factors, includingthose discussed inthe Company's periodic reports that are filed withthe Securities and Exchange Commissionand available onits website (www.sec.gov). Allforward-lookingstatements attributable to the Companyor to persons actingonits behalfare expresslyqualified intheir entiretybythese factors other thanas required under the securities laws. The Companydoes not assume a dutyto update these forward-lookingstatements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES CONSOLIDATED INCOME STATEMENTS

For the years ended December 31, 2013 and 2012

	2013	2012
	US$'000	US$'000
Sales of goods / services	460,676	462,265
Cost of sales	(408,860)	(411,786)

Gross profit	51,816	50,479
Other operatingincome	181	5,825
Selling, generaland administrative expenses	(34,559)	(34,593)
Other operatingexpenses	(196)	(888)

Operating profit	17,242	20,823
Finance costs	(1,734)	(2,195)
Finance income	1,306	1,322
Share ofloss ofassociates	(211)	(21)
Gainondisposalofinvestment – held for sale	232	--
Gainonliquidationofsubsidiaries	--	279
Exchange gain(loss)	(1,245)	2,411
Other income	1,454	1,933
Other expense	(260)	--

Profit before tax	16,784	24,552
Income taxexpense	(5,518)	(7,578)

Profit for the year	11,266	16,974
Attributable to:
Equityholders ofthe parent	5,847	9,694
Non-controllinginterests	5,419	7,280

	11,266	16,974
Earnings per share
- Basic, and diluted profit for the year attributable to equityholders ofthe parent $ 0.42		$ 0.70

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

			As of
	As of December 31,		January 1,
	2013	2012	2012
	US$'000	US$'000	US$'000
Assets
Current assets
Cashand cashequivalents	62,509	72,816	76,672
Other current financialassets – available for sale	--	2,378	--
Other current financialassets – derivatives	--	--	64
Trade receivables	122,893	125,128	98,431
Other receivables	11,139	19,495	18,462
Due fromrelated parties	3,842	4,066	5,227
Inventories	98,194	98,084	78,242
Prepayments	1,559	1,556	3,473
Assets classified as held for sale	--	1,281	--
Other current assets	2,113	3,136	2,380

	302,249	327,940	282,951

Non-current assets
Other non-current financialassets – available for sale	3,189	4,577	3,981
Other non-current financialassets – held to maturity	335	360	--
Property, plant and equipment	48,709	47,464	41,184
Prepaid land lease payments	1,939	1,957	2,001
Investment properties	746	751	743
Intangible assets	104	163	136
Investments inassociates	2,937	3,133	4,435
Other non-current assets	449	914	159
Deferred taxassets	3,978	4,492	5,820

	62,386	63,811	58,459

Total assets	364,635	391,751	341,410

Current liabilities
Interest-bearingloans and borrowings	41,789	57,845	52,813
Trade and other payables	41,369	40,630	21,138
Due to related parties	11,126	11,428	14,693
Due to immediate holdingcompany	1,732	1,732	1,732
Accruals	13,336	13,245	11,691
Income taxpayable	9,874	11,180	9,835
Employee benefit liability	419	453	1,005
Financiallease liabilities	37	167	842
Onerous contracts provisions	125	291	72
Dividend payable	348	336	265
Other current liabilities	7,617	8,828	4,281

	127,772	146,135	118,367

Non-current liabilities
Employee benefit liability	5,455	5,387	2,310
Financiallease liabilities	28	76	236

Provisions for employee benefit	577	597	507
Deferred taxliabilities	2,676	2,396	2,260
	8,736	8,456	5,313
Total liabilities	136,508	154,591	123,680

Equity
Issued capital	138	138	138
Additionalpaid-incapital	110,608	110,608	111,541
Treasuryshares	(38)	(6)	--
Retained earnings	51,766	45,919	36,166
Other components ofequity	(5,226)	6,443	1,199

Equity attributable to equity holders of the parent	157,248	163,102	149,044
Non-controllinginterests	70,879	74,058	68,686

Total equity	228,127	237,160	217,730

Total liabilities and equity	364,635	391,751	341,410

Company Contact:

Asia Pacific Wire & Cable Corporation Limited Mr. Ivan Hsia, CFO

Phone: +886-2-2712-2558 ext. 27 E-mail:

Investor Relations Contact: MZ North America John Mattio, SVP

Tel: +1-212-301-7130 Email: www. mzgroup. us

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